555 Montgomery Street • San Francisco, California 94111 • 415/315-2800
VIA EDGAR
June 3, 2009
Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	UCBH Holdings, Inc.
Item 4.02 Form 8-K
Filed May 20, 2009
Commission File No. 000-24947
Dear Mr. West:
We have reviewed your May 28, 2009 letter containing your comments on the Current Report on Form 8-K filed by UCBH Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on May 20, 2009. We appreciate your comments and are pleased to provide the following responses.
Form 8-K Filed May 20, 2009
Item 4.02 (a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review
COMMENT NO. 1. Please amend your filing to disclose the impact of the restatement on the consolidated balance sheet, statement of income, statement of cash flows and statement of changes in stockholders’ equity for the year ended December 31, 2008 and the quarterly period ended March 31, 2009.
RESPONSE: The impact of the restatement upon the referenced financial statements cannot be determined until the restatement is complete. We have filed a Current Report on Form 8-K/A on June 3, 2009 to clarify that timing by adding the following two sentences to the disclosure previously contained in the Form 8-K filed on May 20, 2009 (a copy of the complete Form 8-K/A is attached for your convenience):
“The Company will not be able to determine the impact of the restatement on the consolidated balance sheet, statement of operations, statement of changes in stockholders’ equity and comprehensive income, and statement of cash flows as of and for the year ended December 31, 2008, and the quarterly period ended March 31, 2009, until the restatement has been completed. The Company intends to disclose any such impact in the periodic reports that contain the restated financial statements.”
COMMENT NO. 2: When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.
RESPONSE: The Company will include appropriate disclosures in the periodic reports that contain the restated financial statements to address the above comment of the Staff relating to the Company’s disclosure controls and procedures.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Craig S. On
Craig S. On
Executive Vice President and
Chief Financial Officer
cc:   Chris Harley